Exhibit 12.1
HERTZ GLOBAL HOLDINGS, INC. AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES
(UNAUDITED)
(In millions, except ratios)

	Years ended December 31,
	2015	2014	2013	2012	2011
Income (loss) before income taxes	341	(23)	603	365	255
Interest expense	624	667	717	649	699
Portion of rent estimated to represent the interest factor	204	219	215	151	146
Earnings before income taxes and fixed charges	$1,169	$863	$1,535	$1,165	$1,100

Interest expense (including capitalized interest)	$626	$670	$721	$653	$701
Portion of rent estimated to represent the interest factor	204	219	215	151	146
Fixed charges	$830	$889	$936	$804	$847
Ratio of earnings to fixed charges	1.4	(a)	1.6	1.4	1.3

(a)	Earnings before income taxes and fixed charges for the year ended December 31, 2014 were inadequate to cover fixed charges for the period by $26 million.